                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934
                             (Amendment No. )*



                         JETBORNE INTERNATIONAL, INC.
                  ----------------------------------------
                                (Name of Issuer)

                                 Common Stock
                ---------------------------------------------
                        (Title of Class of Securities)

                                  477144208
                   ----------------------------------------
                                 (CUSIP Number)


                                Robert T. Burke
                             Mandel, Buder & Verges
                               101 Vallejo Street
                            San Francisco, CA  94111
                                 (415) 781-4400

 (Name, Address and Telephone Number Persons Authorized to Receive Notices and
                                Communications)

                                May 15, 1998
           --------------------------------------------------------
           (Date of Events which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 477144208                                      PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Horsham Enterprises, Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2 (e)                                                  [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,121,569

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,121,569

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,121,569

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 477144208                                         Page 3 of 7 Pages


ITEM 1:  SECURITY AND ISSUER
-------  -------------------

1. Class of Securities: common stock, par value $.01 per share (the "Common Stock")

2.  Issuer:  Jetborne International, Inc. ("Jetborne")

3.  Principal Address:  4010 Northwest 36th Avenue, Miami, Florida 33142


ITEM 2:  IDENTITY AND BACKGROUND
-------  ------------------------


     (a)  REPORTING PERSON:  Horsham Enterprises Limited ("Horsham")

     (b) Business Address: Columbus Centre Building, Wickams Cay, Road Town, Tortola, British Virgin Islands

     (c)  Principal Business: Holding investments

     (d)  Criminal Convictions:  None

     (e)  Civil Ajudication of Violation of Securities Laws:  None

     (f)  Citizenship or place of Organization:  British Virgin Islands

Horsham is beneficially owned, in equal shares, by Howard P.L. Yeung and Kenneth Yeung, who are brothers. The sole managing director of Horsham, and therefore its sole executive officer and director, is Roy K.C. Chan.

     (a)  INSTRUCTION C REPORTING PERSON:  Howard P.L. Yeung

     (b) Business Address: 2202 Kodak House II, 39 Healthy Street, East, North Point, Hong Kong

     (c)  Principal Business: Investor

     (d) Criminal Convictions (excluding traffic violations or similar misdemeanors): None

     (e)  Civil Adjudication of Violation of Securities Laws:  None

     (f)  Citizenship or place of organization:  Hong Kong

          *   *   *   *   *   *   *   *   *   *   *   *   *   *   *   *

     (a)  INSTRUCTION C REPORTING PERSON:  Kenneth Yeung

CUSIP No. 477144208                                         Page 4 of 7 Pages


     (b) Business Address: 2202 Kodak House II, 39 Healthy Street, East, North Point, Hong Kong

     (c)  Principal Business: Investor

     (d) Criminal convictions (excluding traffic violations or similar misdemeanors): None

     (e)  Civil Adjudication of Violation of Securities Laws:  None

     (f)  Citizenship or place of organization:  Hong Kong

          *   *   *   *   *   *   *   *   *   *   *   *   *   *   *   *

     (a)  INSTRUCTION C REPORTING PERSON:  Roy K.C. Chan

     (b) Business Address: 2202 Kodak House II, 39 Healthy Street, East, North Point, Hong Kong

     (c)  Principal Business: Investor

     (d) Criminal Convictions (excluding traffic violations or similar misdemeanors): None

     (e)  Civil Adjudication of Violation of Securities Laws:  None

     (f)  Citizenship or place of organization:  Hong Kong

          *   *   *   *   *   *   *   *   *   *   *   *   *   *   *   *

ITEM 3:   SOURCE AND AMOUNT OF FUNDS
------------------------------------

If the option contained in the Stock Option Agreement discussed in Item 5(a) below (the "Option") is exercised, the source of the purchase price for the securities of Jetborne, in the aggregate amount of $999,000, would be working capital of Horsham.

ITEM 4:  PURPOSE OF TRANSACTION
-------------------------------

The Common Stock of Jetborne to be purchased by Horsham if Horsham decides to exercise the Option will be acquired for investment purposes. Factors that may be considered by Horsham in deciding whether to exercise the Option include Jetborne's financial condition, business and prospects, other developments concerning Jetborne, price levels of the Common Stock, other opportunities available to Horsham, and general political, economic and financial market conditions in the United States, Hong Kong or Israel. On October 11, 1996, Horsham entered into a joint venture with Jetborne's major shareholder, Rada Electronic Industries Limited ("Rada"), to establish maintenance facilities using Rada's technology. Currently, 1,748,393 shares of Common Stock are owned by Rada, such shares representing approximately 75% of the issued and outstanding shares of Common Stock. If the Option is exercised by Horsham, the shares of Common Stock owned by Rada would continue to represent a controlling interest in

CUSIP No. 477144208                                         Page 5 of 7 Pages

Jetborne (approximately 50.6% of the issued and outstanding shares of Common Stock). If Horsham exercises the Option, it intends to seek representation on Jetborne's Board of Directors. Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

     (a) On March 16, 1998, Horsham entered into an option agreement, entitled Stock Option Agreement, with Jetborne, and on May 15, 1998, Horsham and Jetborne entered into Addendum No. 1 thereto in order to confirm the number of shares subject to such Agreement and in order more fully to effectuate and confirm the option granted thereby (such Agreement, as modified and confirmed by the Addendum No. 1 thereto, is referred to herein as the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, Horsham has the option through June 13, 1998, to purchase from Jetborne for $999,000 a total of 1,121,569 shares of Jetborne's Common Stock. The 1,121,569 shares of Jetborne's Common Stock to be purchased by Horsham from Jetborne (upon exercise by Horsham of the option granted by the Stock Option Agreement) will represent approximately 32.5% of the total number of shares of Common Stock of Jetborne then outstanding (30%, on a fully-diluted basis). As stated above, Horsham is controlled by Howard P.L. Yeung and Kenneth Yeung.

     (b) Except as set forth in Item 5(a) above, no transactions in the class of securities reported on were effected during the past sixty days by the Reporting Persons.

     (c)  Not applicable

     (d) As stated above, Horsham is controlled by Howard P.L. Yeung and Kenneth Yeung.

     (e)  Ownership below 5%:  Not applicable

ITEM 6:   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------

      None except as set forth in Item 5(a) above.

ITEM 7:  EXHIBITS
-----------------

     1. Stock Option Agreement, dated as of March 16, 1998, by and between Horsham and Jetborne.

     2. Addendum No. 1 to Stock Purchase Agreement, dated as of May 15, 1998, by and between Horsham and Jetborne.

CUSIP No. 477144208                                         Page 6 of 7 Pages


SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Horsham Enterprises Limited

/s/ Roy K.C. Chan
------------------------------------
By: Roy K.C. Chan, Managing Director

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CUSIP No. 477144208                                         Page 7 of 7 Pages

                                 EXHIBIT INDEX

Exhibit
-------
Exhibit 1 Stock Option Agreement, dated as of March 16, 1998, by and between Horsham and Jetborne

Exhibit 2 Addendum No. 1 to Stock Purchase Agreement, dated as of May 15, 1998, by and between Horsham and Jetborne.